Exhibit (a)(1)(G)

Oscient Pharmaceuticals Contacts:

Christopher Taylor

781-398-2466

Sandra Schmidt Coombs

781-398-2310

For Immediate Release

Oscient Pharmaceuticals Amends Exchange Offer

Waltham, Mass., November 7, 2008 – Oscient Pharmaceuticals Corporation (Nasdaq: OSCI) today announced that it has amended its offer to exchange up to all of the $225,700,000 aggregate principal amount of its currently outstanding 3.50% Convertible Senior Notes due 2011 (the “Existing Notes”). The exchange offer has been amended to, among other things:

•

offer for each $1,000 principal amount of the Company’s 3.50% Convertible Senior Notes due 2011 tendered in the exchange offer, $400 principal amount of new 12.50% Convertible Guaranteed Senior Notes due 2011 (“New Notes”), and shares of Oscient common stock having a value equal to $100 (as calculated in accordance with the exchange offer documents), subject to certain conditions;

•	extend the expiration of the exchange offer until 11:59 p.m., New York City time, on November 21, 2008, unless further extended;

•

provide that New Notes will be guaranteed by our subsidiary Guardian II Acquisition Corporation and that Guardian II’s guarantee will be secured on a second priority lien basis by substantially all of its assets. Guardian II previously granted a first priority security interest to Paul Royalty Fund Holdings II (“PRF”) an affiliate of Paul Capital Partners in 2006 in substantially all of its assets. PRF and the trustee with respect to the New Notes will enter into an intercreditor agreement at the closing of the exchange offer which will govern the rights between PRF’s first ranking security interest and the second ranking security interest to be granted in connection with the exchange offer; and

•	make upward revisions to the conversion rate adjustments payable in specified circumstances upon conversions of the New Notes in connection with certain changes in control.

The adjusted terms also provide that the Company may not incur additional unsecured indebtedness in excess of $50 million (“Permitted Unsecured Indebtedness”), until one year from the last day that the New Notes are convertible into common stock (or until an earlier date if certain sale prices of the Company’s common stock are met). Any indebtedness incurred to finance new product acquisitions or in connection with refinancing Permitted Unsecured Indebtedness, the Company’s existing indebtedness or the New Notes would not be counted toward the aforementioned limit.

-more-

Oscient Pharmaceuticals/ 1000 Winter Street Waltham MA 02451

t: 781.398.2300 f: 781.893.9535 www.oscient.com

Exchange Amendment

November 7, 2008

The Company has filed with the Securities and Exchange Commission Amendment No. 3 to the registration statement containing the changes described above, as well as certain other information. In addition, the information agent for the exchange offer, The Altman Group, will mail to all holders of the Existing Notes a prospectus and revised letter of transmittal that amends and supplements the previously distributed prospectus and letter of transmittal on or about October 21, 2008.

In the registration statement, Oscient stated that it believes the exchange offer is an important component of its plan to reduce the Company’s overall debt level and re-calibrate its capital structure in order to better execute the Company’s business strategy.

Lazard Capital Markets LLC and MTS Securities, LLC are serving as the dealer managers for the exchange offer. The registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet been declared effective. The exchange offer is conditioned upon, among other things, the registration statement being declared effective by the United States Securities and Exchange Commission.

The Company has filed Amendment No. 3 to the registration statement and other offering documents relating to the securities to be issued in the exchange offer with the Securities and Exchange Commission but the registration statement has not yet become effective. The Amendment No. 3 to the registration statement contains more detailed descriptions of the revisions described above and other important information that holders of Existing Notes should consider in deciding whether to tender in the exchange offer. The New Notes may not be sold, nor may the exchange offer be accepted prior to the time the registration statement becomes effective. This news release shall not constitute an offer to exchange or sell or the solicitation of an offer to buy nor shall there be any offer, exchange or sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

The prospectus, the related revised letter of transmittal and certain other offer documents will be made available to all holders of the 3.50% Convertible Senior Notes due 2011 free of charge from the information agent, The Altman Group, 1200 Wall Street West, 3rd Floor, Lyndhurst, NJ 07071, (866) 751-6316. The Tender Offer Statement, as amended (including the prospectus, the related revised letter of transmittal and all other offer documents filed with the Securities and Exchange Commission) will also be available for free at the Securities and Exchange Commission’s website at http://www.sec.gov.

About Oscient Pharmaceuticals

Oscient Pharmaceuticals Corporation is a commercial-stage pharmaceutical company marketing two FDA-approved products in the United States: ANTARA® (fenofibrate) capsules, a cardiovascular product and FACTIVE® (gemifloxacin mesylate) tablets, a fluoroquinolone antibiotic. ANTARA is indicated for the adjunct treatment of hypercholesterolemia (high blood cholesterol) and hypertriglyceridemia (high triglycerides) in combination with diet. FACTIVE is approved for the treatment of acute bacterial exacerbations of chronic bronchitis and community-acquired pneumonia of mild to moderate severity. Oscient promotes ANTARA and FACTIVE through a national sales force calling on primary care physicians, cardiologists, endocrinologists and pulmonologists.

For important information regarding the safety and use of ANTARA and FACTIVE, please see the full prescribing information available at www.antararx.com and www.factive.com.

###